                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549
                                                 ----------------

                                         AMENDMENT NO. 2 - FINAL AMENDMENT
                                                    SCHEDULE TO
                                                   (Rule 13e-4)
                             TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                                      OF THE SECURITIES EXCHANGE ACT OF 1934
                                                 ----------------

                                               EDISON INTERNATIONAL
                      (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
                                                 ----------------

 Stock Options To Purchase Common Stock, Without Par Value, of Edison International Granted in the Year 2000 Under
          The Edison International Equity Compensation Plan and The Edison International 2000 Equity Plan
                                          (Title of Class of Securities)
                                                 ----------------

                                                     281020107
                                       (CUSIP Number of Class of Securities)
                                                 ----------------

                                                Kenneth S. Stewart
                      Assistant General Counsel and Assistant Secretary, Edison International
                               2244 Walnut Grove Avenue, Rosemead, California 91770
                                                  (626) 302-2222
                             (Name, Address and Telephone Numbers of Person Authorized
                        to Receive Notices and Communications on Behalf of Filing Persons))

                                             CALCULATION OF FILING FEE
=========================================================== ========================================================
                   Transaction Value(1)                                            Amount of
                                                                                 Filing Fee(2)
----------------------------------------------------------- --------------------------------------------------------
                       $58,053,930                                                  $11,611
=========================================================== ========================================================

(1) Calculated  solely for the purpose of  determining  the amount of the filing  fee.  This  amount  assumes  that options to  purchase  11,036,200  shares of Edison  International  Common  Stock,  without  par value  ("Common
    Stock"),  will be cancelled  pursuant to this offer in exchange for 3,743,000  deferred  stock units related to the Common  Stock.  If vested,  each  deferred  stock unit will be paid in the form of a single share of Common
    Stock.  The  transaction  value,  therefore,  is based on the  average of the high and low prices of a share of
    Common Stock as reported in the  consolidated  reporting  system of the New York Stock  Exchange on October 23,
    2001 for the estimated maximum 3,743,000 shares of Common Stock that may be issued in respect of this offer.

(2) The amount of the filing fee,  calculated in accordance with Rule 0-11 of the Securities  Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction value.

|X|  Check the box if any part of the fee is offset as provided by Rule  0-11(a)(2)  and  identify  the filing with which the  offsetting  fee was  previously  paid.  Identify  the  previous  filing by  registration  statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:  $11,611                  Filing Party:  Edison International
                  Form or Registration No.:  Schedule TO            DateFiled:     October  26, 2001

|_|  Check the box if the filing relates solely to preliminary  communications  made before the  commencement  of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
        |_|       third-part tender offer subject to Rule 14d-1.
        |X|       issuer tender offer subject to Rule 13e-4.
        |_|       going-private transaction subject to Rule 13e-3.
        |_|       amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer |X|

INTRODUCTORY STATEMENT

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the
Securities and Exchange Commission on October 26, 2001, as amended and supplemented by Amendment No. 1 thereto filed with the Securities and Exchange Commission on November 9, 2001 (as amended, the "Schedule TO"), relating to the offer by Edison International, a California corporation (the "Company"), to its employees and to the employees of its subsidiaries to exchange all options to purchase the Company's common stock, without par value, granted by the Company in the year 2000 under the Edison International Equity Compensation Plan and the Edison
International 2000 Equity Plan for deferred stock unit grants upon the terms and subject to the conditions set forth in the Exchange Offer Circular dated October 26, 2001, as amended by the Exchange Offer Circular Supplement dated November 8, 2001, copies of which were attached as Exhibits (a)(1) and (a)(9), respectively, to the Tender
Offer Statement.

ITEM 4.        TERMS OF TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph (c) thereto:

         (c)   The Exchange Offer expired at 5:00 p.m., Pacific Time, on Wednesday, November 28, 2001.  Pursuant
to the Exchange Offer, the Company accepted for exchange eligible options to purchase an aggregate of
10,095,070 shares of Edison International common stock, representing approximately 91.3% of the aggregate number of options that were eligible to be tendered pursuant to the Exchange Offer.  Upon the terms and subject to the conditions of the Exchange Offer as set forth in the Exchange Offer Circular and the Exchange Offer
Circular Supplement, the Company will promptly issue to each person who has tendered options for exchange a
Deferred Stock Unit Award Certificate and Statement of Terms and Conditions substantially in the form attached as an exhibit to the Exchange Offer Circular and indicating the number of Deferred Stock Units awarded in exchange for the options tendered by the participant and cancelled pursuant to the Exchange Offer.  An aggregate of
3,422,930 Edison International deferred stock units will be issued in exchange for the options tendered in the
Exchange Offer.

                                                     SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                                  EDISON INTERNATIONAL

                                                  By: Kenneth S. Stewart
                                                      -------------------------------------------------
                                                      Kenneth S. Stewart
                                                      Assistant General Counsel and Assistant Secretary
Date:  November 29, 2001